Exhibit 1

Media Relations Daniel Suárez +57 (1) 603-9079 daniel.suarezm@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FOURTH-QUARTER 2013 RESULTS

•	CLH reports operating EBITDA year-over-year growth of 12% and 16% during fourth quarter and full year 2013, respectively

•	Third consecutive year with double-digit growth in operating EBITDA and net sales on a pro forma basis

BOGOTÁ, COLOMBIA, FEBRUARY 5, 2014 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$462 million during the fourth quarter of 2013, an increase of 14% versus the fourth quarter of 2012. Operating EBITDA increased by 12% during the quarter to US$158 million versus the same quarter in 2012.

For the full year 2013 operating EBITDA increased by 16% with a 10% growth in net sales compared to the pro forma 2012. During 2013 operating EBITDA margins increased by 1.8 percentage points reaching 36.2%, compared to 2012.

Carlos Jacks, CEO of CLH, said, “We are pleased with our results in 2013. In just 3 years, on a pro forma basis, we essentially doubled our operating EBITDA generation with an important increase in profitability. Since 2010 we have improved our asset base, reshaped our commercial offer and optimized our cost structure, resulting in sustained value creation for our stakeholders.”

CLH’s Financial and Operational Highlights

•	The increase in consolidated net sales during the fourth quarter resulted mainly from higher volumes in most of our markets, along with the effect from our new solutions businesses in Colombia.

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Operating EBITDA growth during 2013 was driven by higher volumes, along with lower maintenance and fuel costs and lower distribution expenses, compared to pro forma 2012. On a year-over-year basis, operating EBITDA margin expansion during 2013 was driven by higher profitability in most of our markets.

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On a consolidated basis, as of the end of 2013, there were close to 290 distributors in the Construrama network. We plan to continue expanding this program going forward and expect more than 500 Construramas in the region during 2015.

•	Free cash flow after maintenance capital expenditures reached US$299 million during 2013.

Carlos Jacks, added, “During 2013, CLH consolidated as a supplier of building solutions for the different construction segments and we are encouraged by the results achieved so far. We expect 2014 to be another positive year and are confident that our unique commercial strategy along with our enhanced footprint in our markets will help us reach our full year estimates.”

Consolidated Corporate Results

During 2013, controlling interest net income was a gain of US$264 million.

Net debt decreased to US$1,304 million at the end of 2013.

Geographical Markets Fourth Quarter 2013 Highlights

Operating EBITDA in Colombia increased by 12% to US$119 million versus US$106 million in the fourth quarter of 2012, with an increase of 24% in net sales reaching US$291 million.

In Panama, operating EBITDA decreased 9% to US$25 million during the quarter. Net sales reached US$72 million in the fourth quarter of 2013, an increase of 6% compared with the same period in 2012.

In Costa Rica, operating EBITDA reached US$17 million during the quarter, 40% higher than the same period in 2012. Net sales increased 12% to US$38 million, compared with US$33 million in the fourth quarter of 2012.

In the Rest of CLH net sales in the quarter reached US$64 million. Operating EBITDA in the quarter increased by 5%, versus the comparable period in 2012, reaching US$18 million.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings’ mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

For convenience of the reader the 2012 pro forma consolidated financial information was adjusted to reflect the additional results of the operating subsidiaries for three and twelve month-period ended December 31, 2012 and reflect the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are presented on a consolidated basis in 2012 based on the financial statements of CLH’s subsidiaries prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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